QIAGEN N.V.

Spoortstraat 50, 5911 KJ Venlo The Netherlands

August 22, 2005

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Sherman

Re:	QIAGEN N.V.

Form 20-F for Fiscal Year Ended December 31, 2004

File No: 000-28564

Ladies and Gentlemen:

In response to the letter dated August 8, 2005 from Jim B. Rosenberg of the Staff, QIAGEN N.V. (the “Company”) hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QIAGEN N.V.

By: /s/ Roland Sackers

Roland Sackers

Chief Financial Officer